July 11, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Monte Rosa Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-266003

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Monte Rosa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 13, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

MONTE ROSA THERAPEUTICS, INC.

/s/ Markus Warmuth, M.D.
Markus Warmuth, M.D.
President and Chief Executive Officer

cc:	Phil Nickson, Ph.D., J.D., General Counsel, Monte Rosa Therapeutics, Inc.

Robert Puopolo, Esq., Goodwin Procter LLP